UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 001-38208

Metalpha Technology Holding Limited

Suite 1508, Central Plaza

18 Harbour Road, Wan Chai, Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Announcement of Share Repurchase Program

Metalpha Technology Holding Limited (Nasdaq: MATH), an exempted company incorporated and existing under the laws of the Cayman Islands (the “Company”), today announced its program to buyback its ordinary shares from the open market (the “Share Repurchase Program”) for an aggregate purchase price of no more than US$5,000,000. The purpose of the Share Repurchase Program is to reduce the issued share capital of the Company. The Share Repurchase Program will last a period of twelve months upon the date on which it was approved.

Pursuant to the Share Repurchase Program, the Company intends to repurchase its ordinary shares of par value US$0.0001, from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, in accordance with applicable U.S. federal securities laws, including Rule 10b5-1 and Rule 10b-18 of the Securities Exchange Act of 1934, as amended.

The Share Repurchase Program was approved and authorized by the Board of Directors of the Company on February 21, 2023. UP Fintech Holding has been appointed as the broker to implement the Share Repurchase Program according to the Company’s instructions, and in accordance with the rules and regulations of U.S. Securities and Exchange Commission and The Nasdaq Stock Market LLC.

Disclaimer

This announcement is for information purpose only and does not constitute or form a part of an offer to sell or a solicitation of an offer to purchase, or the solicitation to sell, any securities of the Company.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements under the federal securities laws. These forward-looking statements involve known and unknown risks and uncertainties, including the further spread of the COVID-19 virus or new variants thereof, or the occurrence of another wave of cases and the impact it may have on the Company’s operations and the demand for the Company’s services, and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and its other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metalpha Technology Holding Limited

By:	/s/ Limin Liu
Limin Liu
Chief Executive Officer

Date: February 23, 2023

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